AB 3/5

10029521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67053

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 University Avenue, Suite 204
(No. and Street)

E. Palo Alto	CA	94303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Christensen — 650-305-2581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

SEC Mail
Mail Processing
Section
MAR 02 2010
Washington, DC
106

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE

State of California)
County of San Mateo)

On February 22, 2010 before me, Karen Frances Johnson, personally appeared Stanley Christensen, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(s), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Karen Frances Johnson

KAREN FRANCES JOHNSON
Commission # 1748118
Notary Public - California
Santa Clara County
MyComm. Expires May 29, 2011

(Seal)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

ARBOR ADVISORS, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

To the Member
Arbor Advisors, LLC

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 20, 2010

ARBOR ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and equivalent	$ 960,974
Accounts receivable	260,414
Property and Equipment, at cost, net of accumulated depreciation of $88,328	43,387
Deposit	26,774
TOTAL ASSETS	$ 1,291,549

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Bank overdraft	$ 12,962
Accounts payable and accrued liabilities	32,070
Notes payable	333,333
TOTAL LIABILITIES	378,365
MEMBER'S EQUITY	913,184
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,291,549

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2009

REVENUES	
Fees	$ 2,693,517
Interest income	7,296
Other income	1,466
TOTAL REVENUES	2,702,279
EXPENSES	
Accounting	7,725
Advertising/marketing	5,893
Auto expense	16,661
Bad debt expense	63,504
Commissions	298,531
Computer and IT services	26,341
Dues and subscriptions	28,397
Insurance	49,399
Interest expense	33,750
Office expense	9,861
Outside services	676,041
Professional fees	15,531
Recruiting fees	49,529
Regulatory fees	11,767
Rent	284,596
Salaries and payroll taxes	672,137
Telephone	20,292
Travel and entertainment	60,584
All other expenses	20,906
TOTAL OPERATING EXPENSES	2,351,445
INCOME BEFORE TAX PROVISION	350,834
INCOME TAX PROVISION	6,800
NET INCOME	$ 344,034

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2009

		Total
Balance, December 31, 2008	$	1,544,150
Net Income		344,034
Member distributions		(975,000)
Balance, December 31, 2009	$	913,184

See accompanying notes to financial statements

ARBOR ADVISORS, LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net income	$	344,034
Changes in operating assets and liabilities:		
Commissions receivable		(225,414)
Bank overdraft		(49,611)
Accounts payable and accrued liabilities		23,286
Accrued income taxes		(11,790)
Other		(26,773)
Net cash provided by operating activities		53,732
Cash Flows from Financing Activities:		
Note payable		333,333
Distribution to members		(975,000)
Cash Flows from Investing Activities		(641,667)
Net increase in cash		(587,935)
Cash - beginning of the year		1,548,909
Cash - December 31, 2009	$	960,974
Supplemental Cash Flow Information		
Cash paid for interest	$	33,750
Cash paid for income tax	$	6,800

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF BUSINESS

Arbor Advisors, LLC (Company) was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on January 23, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3)(k)(2)(i) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – for the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company does not have any cash equivalents at December 31, 2009

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes - The Company with consent of its Member has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 8 for the computation of net capital.

NOTE 4 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2009, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Commitments
The Company entered into a lease agreement in March 2008 that continues through April 2012. The Company incurred $284,596 in lease expense in 2009. The following is a schedule of future commitments:

2010	$294,887
2011	303,676
2012	103,581
	$702,144

Contingencies
The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2009, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

ARBOR ADVISORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 913,184
Nonallowable assets:		
Accounts receivable	$ 260,414	
Property and equipment, net of accumulated depreciation	43,387	
Deposit	26,774	(330,575)
Net Capital		$ 582,609
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$ 25,237
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 25,237
Excess Capital		$ 557,372
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 544,772
Computation of Aggregate Indebtedness		
Total liabilities		$ 378,365
Aggregate indebtedness to net capital		64.94%

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 939,762
Variance -	
Note payable	(333,333)
Client adjustment made after FOCUS filed	4,500
Additional accrued expenses	(28,320)
Net Capital per Audited Report	$ 582,609

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

ARBOR ADVISORS, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Arbor Advisors, LLC

In planning and performing my audit of the financial statements and supplemental schedules Arbor Advisors, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Arbor Advisors, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 20, 2010

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Member
Arbor Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Arbor Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Arbor Advisors, LLC's management is responsible for the Arbor Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated January 20, 2009 and August 26, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the quarter ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the quarter ending December 31, 2009 noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

To the Member
Arbor Advisors, LLC

SIPC Supplemental Report page 2

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. Compared the amount due to subsequent payment as reported in the check register noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 20, 2010